FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number:    001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 28, 2003	By:	/s/ Joseph Tung
Name: Title:	Joseph Tung Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

Press Release For Immediate Release October 28, 2003

Group Affiliates ASE (Chung-Li) Inc. and ASE Material Inc.
to Merge with ASE Inc.

(October 28, 2003, Taipei) Advanced Semiconductor Engineering Inc. (TSE: 2311, NYSE: ASX) today announced that two of its subsidiaries, ASE (Chung-Li) Inc. and ASE Material Inc., will merge with the parent company. The boards of directors of the three companies today adopted at their respective board meetings resolutions approving the merger. ASE will acquire 100% of ASE (Chung-Li) and ASE Material through share swaps. The exchange ratio for ASE (Chung-Li) is 1:0.85 (one share of ASE (Chung-Li) for 0.85 share of ASE) and the exchange ratio for ASE Material will be 1:0.5 (one share of ASE Material for 0.5 share of ASE). In total, ASE expects to issue 282,315,437 new shares, which represent 7.89% of its current shares outstanding. Post merger, ASE’s paid in capital will be NT$38,626,000,000.

ASE (Chung-Li) was established in April 1999 to acquire Motorola’s packaging and testing facilities in Chung Li, Taiwan. ASE (including holding company J&R Holding Limited) currently holds 72.4% in ASE (Chung-Li). The remaining 27.6% (175.5 million shares) is held by subsidiary ASE Test Limited (NASDAQ: ASTSF). ASE Material, whose major business is the design and manufacturing of packaging materials, was established in December 1997. ASE Material’s major products include lead frames, PBGA substrates, and flip chip substrates. ASE currently holds 57.4% of ASE Material. Other shareholders of ASE Material include other affiliates in the ASE Group, employees of ASE Material, and strategic investors.

ASE (Chung-Li) specializes in packaging and testing communication ICs. This specialty complements ASE’s strong capabilities in the assembly and test of computing and consumer electronic ICs. Additionally, the physical proximity of ASE (Chung-Li) to customers in the Hsinchu science park allows the ASE Group to provide better and more efficient services to these customers.

As substrate design and manufacturing will be critical to the success of packaging vendors in the future, ASE, by combining the packaging materials business of ASE Material to its packaging business, will be able to leverage its integrated capabilities to provide better services to its customers. In addition, it will also benefit from the parent company’s financial support, which will facilitate future capacity and business expansions. ASE Material’s substrate revenues in the third quarter of this year totaled NT$1.2 billion, more than double the revenues of the same period in 2002. ASE will continue to invest in substrate design and manufacturing in order to adapt to industry changes brought by the evolution of technology.

The purpose for merging the two subsidiaries located in Taiwan is to further consolidate the resources within the ASE Group to achieve a flatter organizational structure, in order to achieve greater economies of scale, efficiency, and financial transparency for investors. The entire workforce in both ASE (Chung-Li) and ASE Material will be retained.

The completion of the merger is subject to approval of the shareholders of the companies and is expected to take effect on July 1, 2004.

Media Contact:
ASE Group
Freddie Liu: Assistant Vice President in Finance
Tel: +886 2 8780-5489
Fax: +886 2 2757 6121
E-mail: freddie_liu@aseglobal.com

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2003.